 Exhibit 99.1

Press Release

Third Quarter 2016

paris

- Consolidated revenues reached CLP 2,496,037 million in the quarter, with growth in local currency in all countries, except Brazil, achieving higher *Same Store Sales* rates in Chile, Argentina and Brazil, and improving the sales trend compared to the previous quarter (2Q16). However, revenues in Chilean Pesos decreased by 6.6% due to the devaluation of the Argentine Peso (38.3%), Peruvian Sol (5.9%) and Colombian Peso (4.3%) against CLP. Excluding the FX effect (assuming the same exchange rate as of September 30, 2015), consolidated revenues would have increased by 7.9%.

- Adjusted EBITDA increased 11.5% YoY to CLP 153,418 million in the quarter, while the adjusted EBITDA margin expanded 100 bps to 6.1%. Excluding the FX effect (assuming the same exchange rate as of September 30, 2015), adjusted EBITDA would have increased by 33.4%, driven by higher efficiency in expenses and non-recurrent charges in 3Q 2015.

- Net Income for the quarter reached to CLP 34,950 million, compared to the CLP 29,901 million loss recorded in the same period of the previous year. This improvement was mainly driven by the increase in adjusted EBITDA and a greater foreign exchange gain.

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PERFORMANCE BY COUNTRY
Chile
The business in Chile remains solid and resilient, improving its SSS growth rates to 2Q16, reaching 3.8% YoY in Supermarkets – with increases in traffic- 6.7% in Department Stores and 2.2% in Home Improvement. Shopping Centers revenues grew 9.5%, driven by higher occupancy and the contract renewal at Costanera Center. Adjusted EBITDA in Chile rose 22.8% and Adjusted EBITDA margin improved by 120 bps to 8.5%, with progress in all businesses reflecting the Company’s sharper focus on profitability, strengthening of the value proposition and the implementation of efficiency plans. The exception was Shopping Centers as a result of the Tax Reform.

Argentina
Although the market continues to be challenging and consumption contracted in real terms, Argentina showed higher revenue growth versus the previous quarter, with SSS of 16.5% in Supermarkets and 21.3% in Home Improvement (14.9% and 16.5% in 2Q16, respectively). Shopping Center revenues increased by 25.5% in local currency due higher variable income (indexed to tenant`s sale) and higher occupancy. Financial Services revenues were up 71% driven by portfolio growth and higher commissions. Adjusted EBITDA in Argentina grew 3.5% in CLP, offsetting the effect of currency depreciation and Adjusted EBITDA margin improved 190 bps to 6.9%. Better results were achieved through the efficiency plans together with the headcount adjustment made in the previous year, partially offset by an increase in basic consumption rates and salary adjustments.

Peru
Supermarket revenues fell by 2.1% in local currency, due to a store closure, the sale of pharmacies chain and the remodeling of Wong La Planicie, partially offset by positive SSS of 0.6%, Department Stores revenues continue to grow at double digit rates in SSS (12.6%) demonstrating significant advances in brand recognition and store maturation. Shopping Center revenues grew 7.6% in local currency due to a higher occupancy rate and the Bank`s revenues increased 71.6% in local currency reflecting higher loan growth and business development. Adjusted EBITDA in Peru grew 18% in CLP and Adjusted EBITDA margin improved 160 bps to 8.2% as a result of the efficiency plans implemented, the improved performance at seven stores supermarkets that previously had negative EBITDA and lower rental costs.

Colombia
Supermarket revenues grew 2.3% in local currency, driven by a 3.5% SSS rise, partially offset by lower sales in Gas Stations and the sale of Pharmacies. Home Improvement increased SSS revenues by 7.6% due to a better product mix and, a successful pricing strategy, enabling expansion in adjusted EBITDA margin by 199 bps. Higher SG&A dilution and efficiency gains also contributed to performance. Adjusted EBITDA in Financial Services decreased 48% due to higher cost of funds and risk charges. Shopping Center revenues grew 10% in local currency, with Adjusted EBITDA margin up by 11 bps, driven by leases from pharmacies sold and an increase in occupancy. As a consequence adjusted EBITDA margin in Colombia improved 45 bps.

Brazil
Consumption in Brazil remains depressed, with year-on-year decreases in retail sales volume of 5.6% in July and 5.5% in August, according to IBGE figures. Cencosud’s revenues registered positive SSS (of 0.2%) for the first time in six quarters, and a 5.3% increase in SS tickets as a result of a promotional campaign implemented to counteract the contraction in consumption. Changes in pricing policy and mix of products also contributed to this performance. The Adjusted EBITDA margin remained positive in all operations except for Bretas and contracted to negative at a Country level, reflecting the promotional efforts during the quarter. Consumption is anticipated to start picking-up during 2017, which is also reflected in the Brazilian consumer confidence index, according to Focus Economics.

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Relevant Events
·
Sale of Non-Core Assets:

·
During 2016 agreements have been signed for the sale of 25 properties and land amounting USD 46 million, of which, to date, the procedures have been finalized and a transfer of 6 lots worth USD 4 million.

·
On November 4th 2016, the sale of Teleticket was concreted- tickets agency for shows – took place in Peru, which also includes the leasing of 36 sales modules located in our stores; Wong, Metro and Paris.

·
Program for the review of underperforming stores: as of 30th September of 2016, we continue to work with a group of 170 regional stores, of which 65% showed an improvement in EBITDA over their respective flags and 20 were closed1.

·
Provisional Dividends: in October 28th, the Board of the Company approved the payment of a provisional dividend of CLP 20 per share. The date of payment will be on December 7, 2016 for shareholders registered as of December 1, 2016.

·
Openings:

Format	Flag	Country	Selling Space (sqm2)	Opening Date
Supermercados	Jumbo	Argentina	780	aug-16
Supermercados	Vea	Argentina	728	sep-16
Tiendas por Departamento	Paris	Chile	6.600	nov-16
Tiendas por Departamento	Paris	Perú	10.100	nov-16

Financial Highlights 3Q16
CONSOLIDATED INCOME DATA
(In millions of Chilean pesos as of September 30th, 2016)
	Third Quarter			Nine-Months, ended September 30th
	2016	2015	∆ %	2016	2015	∆ %
Net revenues	2.496.037	2.672.728	-6,6%	7.487.221	7.942.483	-5,7%
Cost of sales	-1.786.465	-1.900.614	-6,0%	-5.323.518	-5.664.936	-6,0%
Gross profit	709.572	772.113	-8,1%	2.163.702	2.277.547	-5,0%
Gross margin	28,4%	28,9%	-46 bps	28,9%	28,7%	22 bps
Selling and administrative expenses	-623.222	-694.206	-10,2%	-1.854.035	-1.997.469	-7,2%
Other income by function	36.052	25.307	42,5%	126.750	65.367	93,9%
Other gain (Losses)	1.294	-5.606	NA	53.009	-61.713	NA
Operating income	123.697	97.609	26,7%	489.426	283.732	72,5%
Participation in profit of equity method associates	4.864	4.231	15,0%	10.136	8.771	15,6%
Net Financial Income	-74.085	-57.694	28,4%	-197.181	-168.119	17,3%
Income (loss) from foreign exchange variations	1.803	-77.627	NA	46.417	-107.143	NA
Result of indexation units	-3.768	-7.405	-49,1%	-12.020	-15.896	-24,4%
Non-operating income (loss)	-71.185	-138.495	-48,6%	-152.648	-282.386	-45,9%
Income before income taxes	52.512	-40.886	NA	336.778	1.346	24920,4%
Income taxes	-17.562	10.985	NA	-106.433	33.860	NA
Profit (Loss) from continued operations	34.950	-29.901	NA	230.345	35.206	554,3%
Profit (Loss) from discontinued operations	0	0	NA	0	9.244	NA
Profit (Loss)	34.950	-29.901	NA	230.345	44.450	418,2%
Profit (Loss) from controlling shareholders	34.958	-30.215	NA	228.992	43.260	429,3%
Profit (Loss) from non-controlling shareholders	9	-313	NA	-1.353	-1.190	13,7%
Adjusted EBITDA	153.418	137.546	11,5%	545.642	400.064	36,4%
Adjusted EBITDA Margin (%)	6,1%	5,1%	100 bps	7,3%	5,0%	225 bps

·
Other operating income increased 42.5% mainly due to the higher revaluation of assets, driven by the lower discount rate in the region associated with a better country risk. The effect of the revaluation of assets net of deferred taxes is CLP 23,690 million and CLP 16,147 million in 3Q16 and 3Q16 respectively. In the 9 months to September CLP 82,123 million and CLP 41,148 in 2016 and 2015 respectively.

1 From the total of 20 store closings, 19 were executed as of June 2016.

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	Third Quarter			Nine-Month, ended September 30th
	2016	2015	∆ %	2016	2015	∆ %
Sale of paperboard and packaging	936	882	6,1%	2.976	2.388	24,6%
Commissions recovery	536	772	-30,6%	1.581	2.312	-31,6%
Revaluation of investment properties	32.899	22.296	47,6%	116.995	56.393	107,5%
Other income	1.682	1.356	24,1%	5.198	4.274	21,6%
Other income by function (note 25 Financial Statements)	36.052	25.307	42,5%	126.750	65.367	93,9%

·
Other gains (losses):

	Third Quarter			Nine-Month, ended September 30th
	2016	2015	∆ %	2016	2015	∆ %
Profit of sale of subsidiaries	0	0	NA	53.484	61.373	-12,9%
Impairment of Assets	413	0	NA	-3.267	-116.771	-97,2%
Additional taxes 4% interest	-1.059	-770	37,5%	-3.333	-2.197	51,7%
Wealth tax in Colombia	0	0	NA	-5.567	-6.520	-14,6%
Casualty insurance recoveries	0	0	NA	2.966	0	NA
Sale of other businesses and properties	1.068	1.002	6,6%	12.437	11.749	5,8%
Other gains and losses, net	871	-5.838	NA	-3.712	-9.346	-60,3%
Other gains (losses) (note 25 Financial Statements)	1.294	-5.606	-123,1%	53.009	-61.713	-185,9%

Consolidated Performance

Supermarkets

	Third Quarter			Nine-Month, ended September 30th
SUPERMARKETS	2016	2015	∆ %	2016	2015	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	643.388	617.549	4,2%	1.907.192	1.820.920	4,7%
Argentina	392.133	544.677	-28,0%	1.199.031	1.550.374	-22,7%
Brazil	405.393	392.316	3,3%	1.168.903	1.276.040	-8,4%
Peru	198.389	215.226	-7,8%	617.388	622.189	-0,8%
Colombia	192.562	196.676	-2,1%	581.753	614.933	-5,4%
Revenues	1.831.867	1.966.443	-6,8%	5.474.266	5.884.456	-7,0%
Chile	162.082	149.869	8,1%	483.278	448.031	7,9%
Argentina	126.967	170.930	-25,7%	392.089	489.840	-20,0%
Brazil	78.729	85.722	-8,2%	251.002	274.140	-8,4%
Peru	47.120	47.766	-1,4%	144.166	139.545	3,3%
Colombia	39.470	39.192	0,7%	117.388	122.670	-4,3%
Gross Profit	454.367	493.479	-7,9%	1.387.922	1.474.226	-5,9%
Gross Margin	24,8%	25,1%	-29 bps	25,4%	25,1%	30 bps
SG&A	-403.003	-446.134	-9,7%	-1.193.111	-1.291.932	-7,6%
Operating Income	54.301	49.746	9,2%	204.765	189.055	8,3%
Adjusted EBITDA	91.635	82.983	10,4%	308.195	288.716	6,7%

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     Chile
·
Revenues: grew 4.2%, mainly driven by the 3.8% increase in SSS. SSS performance resulted from improved traffic, both in Santa Isabel and Jumbo.
·
Gross Margin: gross profit increased by 8.1% and the margin expanded by 92 bps, as a result of greater logistics efficiency, better negotiations with suppliers, change in sales mix and a lower inventory difference.
·
Adjusted EBITDA: grew 6,5% and the margin expanded 20 bps YoY due to better gross margin and efficiency measures. In the case of Santa Isabel better performance related to store clusters and improved assortment of products.

Argentina
·
Revenues: in Chilean pesos decreased 28.0% as a result of the devaluation of the Argentine peso with respect to CLP. By contrast, local currency revenues increased 19.0% YoY, due to double digit growth in SSS of 16.5% and net closing of one store YoY.
·
Gross Margin: gross profit in Chilean pesos contracted 25.7% YoY and margin showed an expansion of 100 bps reflecting inflation on the sale price of products, compared to a historical selling cost, and better efficiencies with suppliers.
·
Adjusted EBITDA: in Chilean pesos grew seven times while EBITDA margin expanded 253 bps. Similarly, local currency sales grew, driven by higher SG&A dilution due to the headcount adjustment performed in the same period of last year associated with the efficiency plan. All of this was partially offset by an increase in electric power consumption and credit card commissions.

    Brazil (Consolidated)
·
Revenues: in Chilean pesos increased 3,3% as a result of positive SSS growth in local currency of 0.2%, following six negative quarters, partially offset by the net closing of thirteen stores YoY. The improvement in SSS resulted from the new promotional strategy implemented to offset the slowdown in consumption in the Country. In the case of Bretas, in spite of the lower SSS, traffic increased 0.2%; Gbarbosa recorded positive SSS with good performance in food and Prezunic scored negative SSS in part because of the effect generated by the difficulty with store access during the Olympic Games in the period. Mercantil Rodriguez continues with a solid double-digit positive SSS growth.
·
Gross Margin: gross profit in Chilean pesos decreased 8.2% YoY and margin dropped 243 bps, mainly explained by more aggressive promotional activity, in response to market conditions. Prezunic and Bretas posted year-on-year declines in gross margin, while at Gbarbosa gross margin remained steady compared to the same period of the previous year.
·
Adjusted EBITDA: in Chilean pesos adjusted EBITDA was negative, as a result of the decline in gross margin. In spite of the above, Prezunic reached positive EBITDA mainly due to strict expense control and in the case of Gbarbosa, EBITDA margin remains positive and stable after SG&A dilution during the period.

Peru
·
Revenues: in local currency revenues fell 2.1% as a result of the closure of a store, the sale of pharmacies chain and the remodeling of Wong La Planicie, partially offset by positive SSS of 0.6%. In Chilean pesos, revenues decreased by 7.8% as a result of the depreciation of the Peruvian Sol with respect to CLP.
·
Gross Margin: as a result of the devaluation of exchange rate, in Chilean pesos decreased by 1.4% and margin over sales expanded by 156 bps, due to lower promotional activity YoY and greater work in conjunction with suppliers, partially offset by a slight increase in shrinkage and inventory difference resulting from adjustments within the framework of the efficiency plan.
·
Adjusted EBITDA: in local currency increased 15.2% and EBITDA margin expanded 127 bps, as a result of greater energy savings resulting from a change of supplier, improvement in the results of seven stores that previously had negative EBITDA and headcount reduction associated with the efficiency plan. In Chilean pesos, adjusted EBITDA increased 7.7% as a result of the currency depreciation against CLP.

Colombia
·
Revenues: in local currency grew 2.3% mainly explained by SSS growth of 3.5%, partially offset by lower sales of Gas Stations and the sale of Pharmacies on November 4th of the previous year. SSS were driven by the greater consolidation of its private label and the value proposition in both quality and price to drive traffic, as well as adjustment in the product mix. Accordingly, the penetration of the Company’s loyalty program increased to more than 75% of sales. In Chilean pesos, revenues fell 4.9% as a result of the devaluation of the COP vs CLP YoY.
·
Gross Margin: in Chilean Pesos increased 0.7% and the margin over sales expanded 57 bps due to a strengthening of the Jumbo and Metro brands, greater joint efficiencies driven by better coordination with suppliers and greater penetration of private labels.
·
Adjusted EBITDA: in local currency adjusted EBITDA increased by 1.6% and the margin remained stable year on year. EBITDA growth is mainly due to the improvement in gross margin, partially offset by an increase in energy expenditure associated with an increase in tariffs.

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Home Improvement

	Third Quarter			Nine-Month, ended September 30th
HOME IMPROVEMENT	2016	2015	∆ %	2016	2015	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	114.417	110.299	3,7%	374.210	360.856	3,7%
Argentina	175.507	235.188	-25,4%	513.490	639.487	-19,7%
Colombia	15.989	15.541	2,9%	47.016	47.109	-0,2%
Revenues	305.912	361.028	-15,3%	934.715	1.047.453	-10,8%
Chile	32.009	28.580	12,0%	101.435	98.871	2,6%
Argentina	65.666	88.697	-26,0%	203.696	243.228	-16,3%
Colombia	3.849	3.299	16,7%	11.592	11.073	4,7%
Gross Profit	101.524	120.576	-15,8%	316.722	353.172	-10,3%
Gross Margin	33,2%	33,4%	-21 bps	33,9%	33,7%	17 bps
SG&A	-80.491	-102.915	-21,8%	-237.264	-268.232	-11,5%
Operating Income	21.141	17.652	19,8%	79.855	85.167	-6,2%
Adjusted EBITDA	27.067	27.027	0,1%	97.776	105.392	-7,2%

      Chile
·
Revenues: increased by 3.7% YoY, explained by positive SSS of 2.2%, the highest of the last three quarters, as a result of a strong performance in wholesale driven by better management of the sales force and improvements in assortment. Regarding the online sale, it was resented during a website upgrade. Performance is expected to improve in the short term.
·
Gross Margin: was up 12.0% and gross margin expanded 206 bps YoY. 3Q16 results benefited from a higher commercial margin in the Retail segment, an improvement in shrinkage, lower logistic costs and a lower inventory difference as a result of efficiency plans, as well as the charges made in 3Q15.
·
Adjusted EBITDA: increased 64.8% and margin expanded 239 bps. The previous year, were recorded severance payments related to the efficiency plan, which resulted in a greater SG&A dilution.

Argentina
·
Revenues: In local currency revenues grew 23.3%, driven by SSS of 21.3% and the opening of one store in April 2016 in the city of Resistencia. In Chilean Pesos, revenues fell 25.4% as a result of the currency devaluation YoY.
·
Gross Margin: gross profit in Chilean Pesos fell 26.0% reflecting the devaluation of the Argentine peso and gross margin over sales contracted 30 bps as a result of a greater promotional activity and lower inventories.

·
Adjusted EBITDA: in Chilean pesos, it decreased 13.4%, however in local currency rose 43.5% YoY and the adjusted EBITDA margin increased by 159 bps. This improvement was due to a greater SG&A dilution resulting from the efficiency strategy, which was partially offset by salary adjustment and basic service tariffs, together with lower consumption.

Colombia
·
Revenues: in Chilean pesos increased by 2.9% and in local currency revenues grew 7.7%, driven by SSS of 7.6%. The performance of the SSS is explained by improvement in the product mix and a successful pricing strategy.
·
Gross Margin: increased by 16.7% YoY and margin expanded by 285 bps as a result of lower logistics costs and higher operational efficiency, partially offset by greater promotional activity.
·
Adjusted EBITDA: EBITDA`s negative contribution declined 32.1% and EBITDA margin expanded 199 bps as a result of higher SG&A dilution. The previous year, the Company recorded a non-recurring provision associated with severance payments resulting from the efficiency plan.

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Department Stores
	Third Quarter			Nine-Month, ended September 30th
DEPARTMENT STORES	2016	2015	∆ %	2016	2015	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	233.976	218.095	7,3%	719.010	669.141	7,5%
Peru	15.842	14.608	8,4%	46.761	39.086	19,6%
Revenues	249.818	232.703	7,4%	765.770	708.228	8,1%
Chile	65.614	61.143	7,3%	201.615	196.664	2,5%
Peru	2.921	2.694	8,4%	8.941	7.194	24,3%
Gross Profit	68.535	63.837	7,4%	210.556	203.858	3,3%
Gross Margin	27,4%	27,4%	0 bps	27,5%	28,8%	-129 bps
SG&A	-67.920	-65.004	4,5%	-206.200	-201.163	2,5%
Operating Income	1.229	-925	-232,8%	5.385	3.541	52,1%
Adjusted EBITDA	8.877	7.710	15,1%	27.780	27.865	-0,3%

     Chile:
·
Revenues: increased 7.3% driven by SSS of 6.7%, better than the year-ago quarter and also compared to 2Q16, reflecting improved performance in perfumery and apparel. This was partially countered by lower hard goods sales.
·
Gross Margin: up 7.3% YoY, driven by higher sales. Gross margin over sales remained stable compared to the previous year, showing a greater proportion of apparel sales, offset by greater inventory difference.
·
Adjusted EBITDA: expanded by 10.8% and EBITDA margin increased by 14 bps, as a result of a higher SG&A dilution YoY associated to the efficiency plan, which was the third consecutive quarter of expenses over sales reduction. This was partially offset by an increase in the minimum wage and expenses associated with the opening of the new store in La Dehesa.

Peru:
·
Revenues: up 8.4% year-on-year in CLP, reflecting double-digit SSS growth (12.6%) for the fourth consecutive quarter. This continuous increase of SSS is a consequence of the consolidation of the brand positioning and store maturity.
·
Gross Margin: up 8.4% year on year as a result of sales growth and better inventory management.
·
Adjusted EBITDA: the negative contribution decreased 12.3% YoY and the EBITDA margin improved 189 bps, as a result of the successful development and maturity of the operation.

Shopping Centers
	Third Quarter			Nine-Month, ended September 30th
SHOPPING CENTERS	2016	2015	∆ %	2016	2015	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	36.203	33.068	9,5%	103.830	94.569	9,8%
Argentina	17.449	22.988	-24,1%	50.786	61.008	-16,8%
Peru	5.075	5.003	1,4%	14.773	13.741	7,5%
Colombia	2.262	2.147	5,3%	6.604	6.847	-3,6%
Revenues	60.989	63.207	-3,5%	175.992	176.165	-0,1%
Chile	33.974	32.070	5,9%	100.379	90.152	11,3%
Argentina	13.959	18.724	-25,4%	40.138	49.259	-18,5%
Peru	4.307	4.060	6,1%	12.624	10.910	15,7%
Colombia	2.197	2.072	6,0%	6.408	6.612	-3,1%
Gross Profit	54.436	56.925	-4,4%	159.549	156.934	1,7%
Gross Margin	89,3%	90,1%	-81 bps	90,7%	89,1%	157 bps
SG&A	-11.929	-7.616	56,6%	-31.385	-24.840	26,3%
Operating Income	75.462	71.622	5,4%	246.475	188.509	30,7%
Asset revaluation	32.899	22.296	47,6%	116.995	56.393	107,5%
O.I. excl. Asset revaluation	42.563	49.326	-13,7%	129.480	132.116	-2,0%
Adjusted EBITDA	44.607	52.302	-14,7%	134.523	142.017	-5,3%

        Chile
·
Revenues: grew 9.5% year-on-year driven mainly by higher collections associated directly with increased sales by our tenants, renewals of contracts and an increase in average occupancy rate by 42 bps. During the quarter, higher revenues from parking lots and the collection of office leases at Costanera Center also contributed to the increase in revenues.

www.cencosud.com | 7

·
Gross Margin: increased 5.9% and the margin over sales contracted by 314 bps YoY as a result of lower revenues from common expenses in 2015, where higher charges were made to tenants, in addition to higher costs for depreciation of Assets Available for Sale.
·
Adjusted EBITDA: contracted by 5.9%, mainly due to the elimination of the payment benefit of real estate contributions as a credit towards income taxes after the tax reform2. This was partially offset by a decline in maintenance and advertising expenses.

Argentina
·
Revenues: in local currency increased 25.5% YoY, due to a higher contribution from the variable portion of the rent, reflecting inflation and increased occupancy rate by 139 bps. In Chilean pesos, revenues fell 24.1% as a result of the devaluation of the Argentine peso vs CLP.
·
Gross Margin: contracted by 145 bps as a result of higher utility costs, mainly energy and water, which, when settled with a two-month lag, leads to an increase in costs compared to the previous year. Adjustments in security salaries, cleaning and operations and higher municipal taxes also contributed to the margin contraction.
·
Adjusted EBITDA: increased 8.8% in local currency and decreased 34.2% in Chilean pesos as a result of the currency devaluation against CLP. 3Q15 results benefitted from the reversal of a provision related to a land lease agreement, while 3Q16 was impacted by higher expenses reflecting market conditions.

Peru
·
Revenues: grew 7.6% in local currency as a result of an increase in occupancy rate from 91.3% in 3Q15 to 94.3% in 3Q16. In Chilean pesos, revenues grew 1.4% as a result of the depreciation of the Peruvian Sol with respect to the Chilean peso YoY.
·
Gross Margin: increased 6.1% and the margin over sales expanded 372 bps driven mainly by the increase in the common expenses charged to tenants which consists of a fixed charge.
·
Adjusted EBITDA: increased 19.9% in local currency and the margin showed a 765 bps expansion explained by lower provisioned rental expenses compared to the previous year, partially offset by a slight increase in advertising expense and (outsourced) parking operation expenses.

Colombia
·
Revenues: in local currency grew 10.0% driven by leasing income from pharmacies divested in December 2015 and an increase in the occupancy rate of 28.2% in 3Q15 to 39.0% in 3Q16. In Chilean pesos, revenues increased by 5.3% as a result of the average exchange rate depreciation YoY.
·
Gross Margin: increased 6.0% in Chilean pesos and the margin expanded 65 bps primarily explained by savings associated with negotiation of new insurance policies.
·
Adjusted EBITDA: in local currency adjusted EBITDA increased 10.1% and margin expanded 11 bps, reflecting higher SG&A dilution driven by lower contribution expenses, partially offset by a slight increase in maintenance and uncollectibles. In Chilean pesos adjusted EBITDA increased 5.5% as a result of the devaluation of the Colombian peso.

Financial Services
	Tercer Trimestre			Seis meses al 30 de junio de
SERVICIOS FINANCIEROS	2016	2015	∆ %	2016	2015	∆ %
	CLP MM	CLP MM		CLP MM	CLP MM
Chile	340	1.399	-75,7%	1.049	2.249	-53,4%
Argentina	28.852	27.812	3,7%	78.459	73.679	6,5%
Brasil	312	1.648	-81,1%	2.028	4.217	-51,9%
Perú	15.082	12.752	18,3%	43.712	34.451	26,9%
Colombia	1.003	2.044	-50,9%	3.220	4.298	-25,1%
Ingresos	45.588	45.655	-0,1%	128.468	118.894	8,1%
Chile	353	1.455	-75,8%	1.107	2.676	-58,6%
Argentina	20.045	21.472	-6,7%	55.222	55.417	-0,4%
Brasil	312	1.648	-81,1%	2.028	4.217	-51,9%
Perú	8.054	8.349	-3,5%	22.918	18.819	21,8%
Colombia	1.003	2.044	-51,0%	3.220	4.298	-25,1%
Resultado Bruto	29.766	34.968	-14,9%	84.495	85.426	-1,1%
Margen Bruto	65,3%	76,6%	-1130 bps	65,8%	71,9%	-608 bps
Gastos de Adm. Y Ventas	-12.021	-15.579	-22,8%	-38.015	-43.296	-12,2%
Resultado Operacional	17.750	19.387	-8,4%	46.487	42.164	10,3%
EBITDA Ajustado	23.420	23.281	0,6%	58.900	48.901	20,4%

2 In 2015 benefit was up to 50%, while in 2016 benefit was eliminated by a 100%.

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Argentina
In local currency revenues increased 71.6%, explained by the 67.1% growth of the portfolio and higher commissions. Adjusted EBITDA margin expanded by 128 bps as a result of the increase in business volume, partially offset by higher cost of funding and higher risk charges.

Perú
In local currency revenues rose 25.7% YoY as a result of the 32.4% increase in the loan portfolio, driven by higher sales volume in our own stores and third parties stores. Gross margin and adjusted EBITDA margin contracted slightly as a result of the increase in cost of funds and a higher risk charges associated with business growth.

Chile
Revenues fell 75.7% YoY mainly due to the lower business volume at Banco Paris. The EBITDA margin almost doubled explained by strong performance following the Joint Venture agreement with Scotiabank.

Colombia
Adjusted EBITDA declined in Chilean pesos reflecting higher costs of funding and an increase in risk, as well as the impact from the depreciation of the Colombian peso year-on-year.

Brazil
Profitability of the operation was reduced as a result of higher risk charges, mainly explained by the rise in unemployment of the population under Gbarbosa’s area of operation.

Non-Operating Income
	Third Quarter			Nine-Month, ended September 30th
	2016	2015	∆ %	2016	2015	∆ %
Participation in profit of equity method associates	4.864	4.231	15,0%	2.860	1.745	63,9%
Net Financial Income	-74.085	-57.694	28,4%	-244.100	-173.548	40,7%
Income (loss) from foreign exchange variations	1.803	-77.627	-102,3%	-113.982	-43.609	161,4%
Result of indexation units	-3.768	-7.405	-49,1%	-22.047	-44.546	-50,5%
Non-operating income (loss)	-71.185	-138.495	-48,6%	-377.268	-259.958	45,1%

·
Participation in profit of equity method associated decreased 15.0% mainly as a result of the improvement in profitability of the credit card Joint Venture in Chile, as a result of greater loan portfolio growth and cost reduction initiatives. This was offset by the sale of 33% of the stake in Mall Viña del Mar in 2Q16.

·
Net Financial Costs rose 28.4% reflecting higher indebtedness of our subsidiaries in Argentina, Brazil, Peru and Colombia related to the operating financial and loan portfolio growth. Also explained by higher hedging positions from variable rate to fixed rate and a higher negative effect during the quarter of CLP 1,213 million of the mark to market of derivatives on its exchange rate composing, compared to the same period of previous year.

·
The gain of the exchange rate variation reflects lower exposure to the USD in the Company`s non-hedged debt (as of September 2015, 31.4% of the total debt was denominated in USD after CCS vs. 17.1% in 3Q16). In line, in September 2015, the Chilean peso depreciated against the USD by 15.2%, by contrast in September 2016, the Chilean peso was appreciated by 7.3%. This was partially offset by a negative effect of CLP 2,091 million from the mark-to-market of derivatives on its interest rate composing with respect to the same period of the previous year.

·
Loss from Indexation Units decreased by CLP 3,637 million as a result of lower variation from the UF during the quarter vs. the same period last year (0.66% in 3Q16 vs. 1.45% in 3Q15).

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EBITDA & Adjusted EBITDA
	Third Quarter					Nine-Month, ended September 30th
	2016	Margin	2015	Margin	∆ %	2016	2015	∆ %
EBITDA BY COUNTRY	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
CHILE - Supermarkets	58.105	9,0%	54.553	8,8%	6,5%	183.056	154.655	18,4%
CHILE - Department Stores	10.145	4,3%	9.156	4,2%	10,8%	32.136	32.866	-2,2%
CHILE - Home Improvement	7.381	6,5%	4.478	4,1%	64,8%	27.455	27.002	1,7%
CHILE - Shopping Center	53.668	148,2%	48.467	146,6%	10,7%	151.681	129.824	16,8%
CHILE - Financial Services	4.053		2.688		50,7%	6.872	3.452	99,1%
CHILE - Others	-20.929		-110.153		-81,0%	22.552	-125.446	-118,0%
Chile	112.422	10,9%	9.190	0,9%	1123,3%	423.752	222.353	90,6%
Argentina	47.143	7,7%	42.670	5,1%	10,5%	189.888	163.464	16,2%
Brazil	-3.932	-1,0%	1.001	0,3%	-492,9%	2.691	-109.292	-102,5%
Peru	20.768	8,9%	14.833	6,0%	40,0%	59.802	43.809	36,5%
Colombia	7.952	3,8%	7.117	3,3%	11,7%	20.901	13.084	59,7%
Total	184.352		74.811		146,4%	697.034	333.418	109,1%
EBITDA margin (%)	7,4%		2,8%		459 bps	9,3%	4,2%	511 bps
					459
	Third Quarter					Nine-Month, ended September 30th
	2016	Margin	2015	Margin	∆ %	2016	2015	∆ %
EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
Supermarkets	91.635	5,0%	82.983	4,2%	10,4%	308.195	288.716	6,7%
Department Stores	8.877	3,6%	7.710	3,3%	15,1%	27.780	27.865	-0,3%
Home Improvement	27.067	8,8%	27.027	7,5%	0,1%	97.776	105.392	-7,2%
Shopping Center	77.505	127,1%	74.598	118,0%	3,9%	251.517	198.410	26,8%
Financial Services	23.420	51,4%	23.281	51,0%	0,6%	58.900	48.901	20,4%
Others	-44.153		-140.789		N.A.	-47.232	-333.131	-85,8%
Total	184.352		74.811		146,4%	696.936	336.152	107,3%
EBITDA margin (%)	7,4%		2,8%		459 bps	9,3%	4,2%	508 bps

	Third Quarter					Nine-Month, ended September 30th
	2016	Margin	2015	Margin	∆ %	2016	2015	∆ %
ADJUSTED EBITDA	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
CHILE - Supermarkets	58.105	9,0%	54.553	8,8%	6,5%	183.056	154.655	18,4%
CHILE - Department Stores	10.145	4,3%	9.156	4,2%	10,8%	32.136	32.866	-2,2%
CHILE - Home Improvement	7.381	6,5%	4.478	4,1%	64,8%	27.455	27.002	1,7%
CHILE - Shopping Center	26.439	73,0%	28.083	84,9%	-5,9%	80.294	79.051	1,6%
CHILE - Financial Services	4.053		2.688		50,7%	6.872	3.452	99,1%
CHILE - Others	-18.329		-27.454		-33,2%	-12.601	-12.839	-1,8%
Chile	87.794	8,5%	71.505	7,3%	22,8%	317.211	284.188	11,6%
Argentina	42.707	6,9%	41.255	5,0%	3,5%	148.771	163.341	-8,9%
Brazil	-4.194	-1,0%	1.422	0,4%	-395,0%	3.064	-107.273	-102,9%
Peru	19.350	8,2%	16.405	6,6%	18,0%	56.048	43.760	28,1%
Colombia	7.761	3,7%	6.959	3,2%	11,5%	20.547	16.047	28,0%
Total	153.418		137.546		11,5%	545.642	400.064	36,4%
Adjusted EBITDA margin (%)	6,1%		5,1%		100 bps	7,3%	5,0%	225 bps
					100
	Third Quarter					Nine-Month, ended September 30th
	2016	Margin	2015	Margin	∆ %	2016	2015	∆ %
ADJUSTED EBITDA BY BUSINESS	CLP MM	(%)	CLP MM	(%)		CLP MM	CLP MM
Supermarkets	91.635	5,0%	82.983	4,2%	10,4%	308.195	288.716	6,7%
Department Stores	8.877	3,6%	7.710	3,3%	15,1%	27.780	27.865	-0,3%
Home Improvement	27.067	8,8%	27.027	7,5%	0,1%	97.776	105.392	-7,2%
Shopping Center	44.607	73,1%	52.302	82,7%	-14,7%	134.523	142.017	-5,3%
Financial Services	23.420	51,4%	23.281	51,0%	0,6%	58.900	48.901	20,4%
Others	-42.188		-55.757		-24,3%	-81.531	-212.827	-61,7%
Total	153.418		137.546		11,5%	545.642	400.064	36,4%
Adjusted EBITDA margin (%)	6,1%		5,1%		100 bps	7,3%	5,0%	225 bps

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Balance Sheet Summary
CONSOLIDATED BALANCE SHEET
(In millions of Chilean pesos as of September 30th, 2016)
	sep-16	Dec 15	Variation	%
	MM CLP	MM CLP
Cash and cash equivalents	196.541	268.275	-71.734	-26,7%
Other financial assets, current	85.123	254.851	-169.727	-66,6%
Other non-financial assets, current	30.376	14.442	15.934	110,3%
Trade receivables and other receivables	789.732	819.839	-30.107	-3,7%
Receivables from related entities, current	20.804	14.851	5.953	40,1%
Inventory	1.176.595	1.068.309	108.285	10,1%
Current tax assets	86.448	61.197	25.250	41,3%
Total current assets other from non-current assets classified as held for sale	2.385.618	2.501.765	-116.147	-4,6%
Non-current assets classified as held for sale	41.422	-	41.422	N.A.
TOTAL CURRENT ASSETS	2.427.040	2.501.765	-74.724	-3,0%
Other financial assets, non-current	316.576	421.533	-104.956	-24,9%
Other non-financial assets, non-current	49.926	31.908	18.018	56,5%
Trade receivable and other receivables, non-current	16.697	30.997	-14.300	-46,1%
Equity method investment	199.775	251.528	-51.752	-20,6%
Intangible assets other than goodwill	409.145	401.749	7.396	1,8%
Goodwill	1.442.791	1.391.692	51.099	3,7%
Property, plant and equipment	2.610.413	2.711.491	-101.077	-3,7%
Investment property	1.868.538	1.807.095	61.443	3,4%
Current Tax assets, non-current	5.330	8.854	-3.524	-39,8%
Deferred income tax assets	651.895	552.114	99.781	18,1%
TOTAL NON-CURRENT ASSETS	7.571.088	7.608.960	-37.873	-0,5%
TOTAL ASSETS	9.998.128	10.110.725	-112.597	-1,1%

	sep-16	Dec 15	Variation	%
	MM CLP	MM CLP
Other financial liabilities, current	586.580	356.173	230.407	64,7%
Trade payables and other payables	1.556.246	1.856.525	-300.279	-16,2%
Payables to related entities, current	21.424	29.197	-7.773	-26,6%
Provisions and other liabilities	11.817	15.642	-3.825	-24,5%
Current income tax liabilities	92.648	49.434	43.214	87,4%
Current provision for employee benefits	114.595	97.889	16.706	17,1%
Other non-financial liabilities, current	68.827	21.226	47.602	224,3%
Total liabilities other than liabilities included in group of assets classified as held for sale	2.452.137	2.426.085	26.052	1,1%
Liabilities included in groups of assets classified as held for sale	6.034	-	6.034	N.A.
TOTAL CURRENT LIABILITIES	2.458.171	2.426.085	32.086	1,3%
Other financial liabilities, non-current	2.747.756	2.924.038	-176.283	-6,0%
Trade accounts payable, non-current	4.259	4.503	-244	-5,4%
Other provisions, non-current	72.303	78.189	-5.886	-7,5%
Deferred income tax liabilities	699.964	649.536	50.428	7,8%
Other non-financial liabilities, non-current	61.141	57.562	3.579	6,2%
TOTAL NON-CURRENT LIABILITIES	3.585.423	3.713.828	-128.405	-3,5%

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TOTAL LIABILITIES	6.043.594	6.139.913	-96.319	-1,6%

Paid-in Capital	2.370.372	2.321.381	48.991	2,1%
Retained earnings (accumulated losses)	2.343.795	2.329.411	14.384	0,6%
Issuance premium	491.478	526.633	-35.155	-6,7%
Other reserves	-1.251.215	-1.205.680	-45.535	3,8%
Net equity attributable to controlling shareholders	3.954.431	3.971.746	-17.314	-0,4%
Non-controlling interest	103	-934	1.037	N.A.
TOTAL NET EQUITY	3.954.534	3.970.812	-16.278	-0,4%

TOTAL NET EQUITY AND LIABILITIES	9.998.128	10.110.725	-112.597	-1,1%

	sep-16	Dec 15
ASSETS BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	4.643.462	4.848.798	-205.336	-4,2%
Argentina	1.223.010	1.242.360	-19.350	-1,6%
Brazil	1.321.567	1.165.419	156.148	13,4%
Peru	1.180.973	1.277.032	-96.059	-7,5%
Colombia	1.629.116	1.577.116	51.999	3,3%
Consolidated	9.998.128	10.110.725	-112.597	-1,1%
	sep-16	Dec 15
LIABILITIES BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	4.040.242	4.182.284	-142.042	-3,4%
Argentina	705.453	693.797	11.656	1,7%
Brazil	539.697	472.092	67.605	14,3%
Peru	357.138	397.106	-39.969	-10,1%
Colombia	401.064	394.633	6.430	1,6%
Consolidated	6.043.594	6.139.913	-96.319	-1,6%
	sep-16	Dec 15
EQUITY BY COUNTRY	MM CLP	MM CLP	Variation	%
Chile	742.637	855.444	-112.807	-13,2%
Argentina	656.798	690.664	-33.866	-4,9%
Brazil	781.437	690.695	90.743	13,1%
Peru	693.076	717.680	-24.604	-3,4%
Colombia	1.080.585	1.016.329	64.256	6,3%
Consolidated	3.954.534	3.970.812	-16.278	-0,4%

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As of September 2016 total assets decreased CLP 112,597 million compared to December 31, 2015 due to declines of CLP 74,724 million in current assets and CLP 37,837 in non-recurrent assets.

The decrease in Current Assets is explained by the decrease of CLP 169,727 million in Other Financial Assets Current, and CLP 71,734 million in Cash and Cash Equivalents. This was partially offset by CLP 108,285 million in Inventory. The decrease in both Other Financial Assets Current and Cash and Commercial Accounts is explained by the seasonality of the business and the devaluation of the currencies; Argentine peso, Peruvian Sol and Colombian peso. The increase in Inventory is explained by the seasonality of the business to accommodate Christmas season. The reduction in non-current assets is explained by a decline of CLP 104,956 million in Other non-recurrent Financial Assets, after the lower value of Derivatives. The decline in Property, Plant and Equipment of CLP 101,077 million is explained by lower fixed assets in Chile, Argentina, Peru and Colombia, as a result of the currency depreciation in Brazil and Colombia. The increase in Deferred Tax Assets of CLP 99,781 million is explained by higher deferred taxes in Chile, Brazil and Colombia. In Argentina, Brazil and Peru is explained by the effect of the exchange rate. Additionally, Brazil is due to an increase in tax losses.

The decrease in Total liabilities of CLP 96,319 million resulted from CLP 128,405 decline in non-current liabilities, partially offset by an increase of CLP 32,086 million in current liabilities.

The rise in Current Financial Liabilities resulted from the increase of CLP 230,407 million in bank debt in Argentina, Brazil, Peru and Colombia. This was partially offset by a decrease of CLP 300,279 million in Trade Accounts Payable and Other Accounts Payable explained by the business seasonality. The reduction of Other Non-Current Financial Liabilities is explained by the increase in the dividend accrual by CLP 47,602 million. Current Tax Liabilities of CLP 43,214 million are explained by an increase of CLP 55,556 million in Chile.

Amortization Schedule of Structured Debt
(In millions of USD as of September 30th, 2016)

Indebtedness
As of September 30th, net financial debt (not considering Cencosud’s banking activities in Chile and Peru) was CLP 2,691,919 million, up from CLP 2,300,048 million as of December 31st, 2015.

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Financial Ratios3
(in times)	Sep 16	Dec-15	Sep 15

Net Financial Debt / Adjusted EBITDA	3.23	3.25	3.88
Financial Expense Ratio	2.96	2.84	3.50
Financial Debt / Equity	0.68	0.58	0.62
Total Liabilities / Equity	1.50	1.51	1.47
Current Assets / Current Liabilities	0.94	1.00	0.98

Interest Rate Risk
As of September 30th, 2016, including the Cross Currency Swaps, 70% of the Company`s financial debt was at fixed interest rates, primarily short-term debt and bonds. Remaining debt percentage of debt was at variable interest rates. Of the variable-rate, 96.89% is indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company`s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Currency Hedges
In the countries where Cencosud operates, the majority of costs and revenues are denominated in local currencies. The majority of the Company`s debt is denominated in Chilean pesos. As of September 30th, 2016, roughly 67% of consolidated financial debt was denominated in US dollars; 76.74% of total financial debt was covered using Cross Currency Swaps or other Exchange Rate Hedges. The Company`s policy is to cover the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency using market instruments. Considering the effect of the Cross Currency Swaps, as of September 30th, 2016, the company`s exposure to the US dollar was 15.7% of the total debt.

Working Capital Ratios4

	Días de Inventario			Días por Cobrar Promedio			Días por Pagar Promedio

(días)	3T16	3T15	∆	3T16	3T15	∆	3T16	3T15	∆
Supermercados	46.7	43.0	3.8	11.4	9.9	1.5	44.7	44.0	0.7
Mejoramiento del Hogar	102.5	110.1	-7.5	11.9	11.4	0.5	51.6	53.0	-1.4
Tiendas por Departamento	90.9	92.2	-1.4	7.6	16.0	-8.4	52.3	47.0	5.3
Centros Comerciales				36.7	53.2	-16.5	30.7	32.0	-1.3
Retail Financiero							32.2	31.0	1.2

3 These financial ratios are displayed for information purposes only and do not represent financial convenants associated to debt contracts and bonds. The ratios shown above do not include the assets and liabilities of Cencosud’s banking activities.
4 Figures from Income Statement were translated to CLP with average exchange rate and figures from the Balance Sheet were translated using end of period exchange rate. Therefore, fluctuations in the rations consider exchange rate variations against CLP. As of September 2016, when compared to the same period in 2015, the average exchange rates that presented greater variations were ARS, COP and BRL.

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Inventory turnover:
·
Supermarkets increased their inventory turnover by 3.8 days. In Chile it increased slightly due to higher stock in preparation for the event On Fire and the change in labeling law. In Brazil, inventory turnover increased as a consequence of the decline in sales partially offset by the increase in sales of electronic goods in Bretas. In Colombia, higher inventory turnover reflects the focus on imported products that implied an increase in goods in transit year-on-year. In Argentina, inventory turnover was slightly reduced due to the exchange rate and the decline in sales. Peru showed a marginal improvement due to the exchange rate effect.
·
In Home Improvement, inventory turnover improved by 7.5 days, as a result of the inflationary impact in Argentina (influenced by currency depreciation), partially offset by the anticipation of purchases in Chile and the entry of seasonal goods into Colombia.
·
Department Stores slightly decreased its inventory turnover.
.
Average period of receivables:
·
In Supermarkets the average period of receivables rose 1.5 days, as a result of increases all across the region.
·
Department Stores reduced average collection period by 8.4 days, as a result of the decrease in account receivables and higher revenues in Peru and Chile.
·
In Home Improvement, the average period of receivables remained practically stable YoY.
·
Shopping Centers reduced the average collection period by 16.5 days due to lower days in Peru (influenced by currency depreciation) and in Chile, partially offset by an increase in Colombia. This is related to the strengthening of implemented management in 2015.

Average period of payables:
·
Supermarkets and Financial Retail maintained their average period of payables practically stable YoY.
·
Home Improvement showed a decrease of 1.4 days in the average payment period, explained by fewer days in Chile, Argentina and Colombia.
·
Department Stores experienced an increase of 5.3 days in the average period of payables YoY, as a result of an increase in Chile.
·
Shopping Centers showed an improvement of 1.3 days, explained by fewer days in Chile, offset by Argentina and Peru.

Cash Flow Summary
(In millions of Chilean pesos as of September 30st, 2016)
as of September 30st 2016	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
MM CLP
Supermarkets	50,310	-89,359	-47,172	-86,220
Shopping Centers	136,225	102,990	-245,071	-5,855
Home Improvement	58,929	-27,266	-31,375	288
Department Stores	-22,351	-12,612	9,509	-25,455
Financial Service	-26,816	40,507	-13,729	-37
Others	-231,855	111,399	179,502	59,046
D.O. Adjustment	-	-	-	-
Consolidated	-35,558	125,660	-148,335	-58,233

as of June 30st 2015	Net cash flow from operating activities	Net cash flow used in investment activities	Net cash flow from (used in) financing activities	Consolidated
MM CLP
Supermarkets	211,383	-75,846	-212,114	-76,577
Shopping Centers	122,822	-10,298	-113,610	-1,086
Home Improvement	27,555	-10,036	-18,444	-925
Department Stores	-39,105	-18,123	48,898	-8,330
Financial Service	219,527	327,836	-488,665	58,698
Others	-213,056	-10,275	307,960	84,629
D.O. Adjustment	-107,449	-750	35,259	-72,941
Consolidated	221,676	202,508	-440,717	-16,532

Taking into account cash flow from operations, financing activities and cash used in investing activities, Cencosud achieved a negative cash flow of CLP 58,233 million in the nine months ended September 30, 2016, compared to a negative cash flow of CLP 16,532 million for the 9 months ended September 30, 2015.

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Operating Activities
In the nine months ended September 30, 2016, the Company recorded a negative cash flow of CLP 35,558 million compared to a positive cash flow of CLP 221,676 million for the same period of 2015. This is explained by the sale of the sale of the loan portfolio by CLP 179,458 million in 2015 that was accounted in Financial Services. The lower cash flow in Supermarkets is associated with an increase in inventory and lower collections to customers, offset by a higher generation of EBITDA.

Investment Activities
Net cash flow from investment activities decreased by CLP 76,848 million, reaching CLP 125,660 million for the nine months ended September 30, 2016, from CLP 202,508 million for the same period in 2015. In 2015 the Financial Services segment accounted for CLP 460,670 associated with the sale of 51% of the Company’s stake in CAT. In 2016, the Shopping Centers segment registered higher cash flow from the sale of its stake in Mall Viña del Mar for CLP 53,484 million.

CAPEX
Cencosud’s capex related to organic growth (cash for the acquisition of properties, plant and equipment) in 3Q16 was CLP 55,106 million.

Financing Activities
Net cash flow from financing activities amounted to CLP (148,335) million for the nine months ended September 30, 2016 vs CLP (440,717) million for the same period in 2015. In February 2015, Cencosud registered cash inflows from the issuance of its USD 1 billion international bond and in turn registered cash outflows associated with bank loans, bonds and interest repayments. In 2016, the Company recorded extraordinary and definitive dividends for CLP 170,548 million compared to CLP 35,639 million as of September 2015.

Retail Market Commentary

Chile
Economic activity in Chile improved in early 3Q16, up 0.49% in July YoY, increasing to 2.46% in August, according to figures from the Central Bank. This was mainly driven by slight recoveries in the mining sector, services and manufacturing sector. During September consumer confidence rose slightly to 33.4 points after a two-year low of 31.5 points in August, according to the Consumer Confidence Index. Retail in Chile remained relatively stable at the beginning of the third quarter, with a year-on-year growth of 1.8% in July and 1.1% in August, according the Chamber of Commerce.

Argentina
Argentina continues to reflect a mixed backdrop: retail sales fluctuated during the first two months of the quarter at 28.3% in July and 12.6% in August year-over-year, according to INDEC. The unemployment rate increased to 9.3% in the third quarter compared to 6.6% in the same period last year. Consumer confidence remains weak reaching 45.61 points in July, with a slight fall in August of 42.60 points, recovering in September to 43.29 points, according to the UTDT consumer confidence Index.

Brazil
Brazil`s consumer confidence Index improved during the third quarter after reaching record lows in the previous quarter. This trend continued throughout the quarter reflecting a more stable political outlook. Consumption, is expected to show improvements by 2017, according economists and Focus Economics. Retail sales volume in Brazil fell year-on-year in the first two months of the third quarter, down 5.6% in July and 5.5% in August, according to IBGE figures.

Peru
Economic activity continues to improve in Peru, with growth of 5.5% during August compared to the same period last year. Economic dynamic and confidence in the new government are expected to support retail sales this year, the president of the Lima Chamber of Commerce forecasts a 12% growth in retail sales in 2016.

Colombia
The consumer confidence index in Colombia remained pessimistic during the third quarter, but showed an improvement consistent with Fedesarrollo’s EOC (Consumer Opinion Index) of -14.9 points in July, -6.6 points in August and -2.1 points in September. Inflation rates reached a record high during July of 9.0%, then declined slightly to 8.1% in August and reached 7.3% in September, according to the Colombian Central Bank. The Retail sector contracted during the first two months of the quarter; falling of 3.3% compared to July of the previous year and 1.9% in August, according to the National Administrative Department of Statistics.

www.cencosud.com | 16

Retail Indicators

Operating Data by Business Segment and Country

	N° stores		Total Selling Space (sq2)		Average selling space per store (sq2)		% Leased and Occupancy Rate
	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15
Chile	244	244	577,197	576,549	2,366	2,363	66.4%	60.2%
Argentina	285	286	526,611	526,182	1,848	1,840	56.1%	56.3%
Brazil	209	222	588,565	609,356	2,816	2,745	93.3%	92.8%
Peru	89	89	267,055	266,118	3,001	2,990	48.3%	47.2%
Colombia	102	100	426,473	425,133	4,181	4,251	33.3%	33.0%
Supermarkets	929	941	2,385,902	2,403,339	2,568	2,554	62.6%	61.4%
Chile	35	34	325,315	319,619	9,295	9,401	11.4%	8.8%
Argentina	51	50	391,546	383,786	7,677	7,676	21.6%	22.0%
Colombia	10	10	82,320	82,320	8,232	8,232	30.0%	30.0%
Home Improvement	96	94	799,181	785,725	8,325	8,359	18.3%	17.5%
Chile	78	79	370,688	374,153	4,752	4,736	68.6%	73.1%
Peru	9	9	45,233	45,233	5,026	5,026	88.2%	88.9%
Department Store	87	88	415,921	419,386	4,781	4,766	70.7%	74.8%
Chile	25	25	421,564	431,207	16,863	17,248	98.3%	97.8%
Argentina	22	22	277,203	277,203	12,600	12,600	97.5%	96.1%
Peru	4	4	71,191	71,191	17,798	17,798	94.3%	91.3%
Colombia	2	2	14,991	14,991	7,496	7,496	39.0%	28.2%
Shopping Centers	53	53	784,949	794,592	14,810	14,992	96.3%	95.3%

TOTAL	1,165	1,176	4,385,953	4,403,042	3,765	3,744

figures in USD th	Average sales per store				Sales per Square meter

	3Q		LTM		3Q		LTM
	2016	2015	2016	2015	2016	2015	2016	2015
Chile	4,007	3,985	16,137	16,034	1,695	1,665	6,826	6,698
Argentina	2,087	2,874	9,591	10,974	1,132	1,568	5,202	5,988
Brazil	2,859	2,686	11,075	12,491	1,029	987	3,985	4,593
Peru	3,388	3,717	14,731	14,769	1,131	1,239	4,918	4,925
Colombia	2,897	2,989	12,156	13,436	687	702	2,883	3,158
Supermarket	2,977	3,201	12,408	13,233	1,163	1,253	4,845	5,180
Chile	5,040	5,079	22,386	22,525	539	534	2,395	2,369
Argentina	5,282	7,148	23,635	25,768	688	931	3,079	3,356
Colombia	2,430	2,486	9,632	10,499	295	299	1,170	1,262
Home Improvement	4,894	5,931	21,707	23,043	587	706	2,602	2,744
Chile	4,530	4,222	20,183	18,861	955	888	4,254	3,965
Peru	2,675	2,960	11,250	10,933	532	575	2,238	2,124
Department Store	4,339	4,112	19,264	18,170	909	858	4,036	3,792
Chile	2,201	2,010	8,710	7,902	129	119	511	468
Argentina	1,205	1,747	5,273	6,166	96	135	419	475
Peru	1,928	2,172	7,560	8,097	108	117	425	437
Colombia	1,719	1,632	6,659	7,067	229	221	888	958
Shopping Center	1,749	1,902	7,119	7,195	117	126	478	478

www.cencosud.com | 17

SAME STORE SALES

NOMINAL SSS	3Q16	2Q16	9M16	3Q15	2Q15	9M15
Supermarket
Chile	3.8%	3.4%	4.0%	3.8%	5.7%	5.8%
Argentina	16.5%	14.9%	16.0%	16.5%	15.5%	18.0%
Brazil	0.2%	-0.7%	-1.0%	-7.7%	-6.8%	-6.5%
Peru	0.6%	1.2%	1.4%	-0.7%	1.0%	0.8%
Colombia	3.5%	6.6%	5.6%	4.2%	-2.4%	0.8%
Home Improvement
Chile	2.2%	-1.0%	1.6%	2.0%	5.1%	3.9%
Argentina	21.3%	16.5%	19.9%	29.7%	31.0%	30.9%
Colombia	7.6%	13.2%	10.2%	5.7%	1.0%	4.7%
Department Store
Chile	6.7%	5.0%	7.2%	6.4%	-0.4%	2.4%
Peru	12.6%	17.7%	18.0%	9.5%	7.3%	9.3%
SS TICKETS	3Q16	2Q16	9M16	3Q15	2Q15	9M15
Supermarket
Chile	1.5%	0.0%	0.5%	-2.7%	0.3%	-0.1%
Argentina	-8.7%	-11.1%	-9.2%	-7.9%	-8.0%	-8.0%
Brazil	-1.8%	-2.7%	-3.0%	-10.6%	-8.2%	-7.5%
Peru	-4.3%	-4.5%	-3.0%	-1.4%	-1.1%	-1.3%
Colombia	-1.8%	-2.3%	-1.1%	1.4%	0.8%	0.0%
Home Improvement
Chile	-3.3%	-4.7%	-3.0%	-0.9%	0.3%	0.2%
Argentina	-3.4%	-10.6%	-6.8%	-0.6%	0.3%	-0.5%
Colombia	-0.8%	1.7%	1.7%	4.3%	-5.3%	-2.4%
Department Store
Chile	1.0%	1.1%	0.1%	-9.1%	-11.4%	-9.3%
Peru	9.1%	14.1%	12.1%	-1.1%	3.3%	4.9%
SS AVERAGE TICKET NOMINAL	3Q16	2Q16	9M16	3Q15	2Q15	9M15
Supermarket
Chile	2.3%	3.4%	3.4%	6.8%	5.4%	5.8%
Argentina	27.7%	29.3%	27.8%	26.5%	25.6%	28.2%
Brazil	5.3%	4.4%	4.6%	5.8%	2.8%	2.6%
Peru	4.9%	5.3%	4.6%	0.6%	2.1%	2.1%
Colombia	5.8%	9.7%	7.2%	2.8%	-3.1%	0.9%
Home Improvement
Chile	5.7%	3.9%	4.8%	3.0%	4.8%	3.9%
Argentina	21.3%	30.3%	27.1%	30.4%	30.6%	31.5%
Colombia	8.5%	11.3%	8.4%	1.3%	6.7%	7.4%
Department Store
Chile	5.0%	3.4%	6.8%	17.0%	12.5%	12.9%
Peru	3.2%	3.1%	5.3%	10.7%	3.9%	4.2%

www.cencosud.com | 18

SHOPPING CENTERS LEASED AREA					SHOPPING CENTERS LEASED AREA
Square Meters					Square Meters
3Q16					3Q15
CHILE	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Mega Center	1	152,667	115,740	36,927	1	152,667	115,740	36,927
Regional	1	117,920	74,559	43,362	1	117,920	74,559	43,362
Local	8	471,604	211,859	259,745	8	471,603	221,502	250,102
Power Center	15	359,025	19,407	339,618	15	359,025	19,407	339,618
Total	25	1,101,216	421,564	679,652	25	1,101,215	431,207	670,008

ARGENTINA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	98,524	74,782	23,741	1	98,524	74,782	23,741
Local	11	422,759	151,974	270,786	11	422,759	151,974	270,786
Factory	3	118,000	34,192	83,808	3	118,000	34,192	83,808
Power Center	6	103,611	15,748	87,863	6	103,611	15,748	87,863
Strip Center	1	5,000	507	4,493	1	5,000	507	4,493
Total	22	747,894	277,203	470,691	22	747,894	277,203	470,691

PERU	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Regional	1	75,897	43,634	32,263	1	75,897	43,634	32,263
Local	1	30,280	17,075	13,204	1	30,280	17,075	13,204
Strip Center	2	16,968	10,481	6,486	2	16,968	10,481	6,486
Total	4	123,144	71,191	51,953	4	123,144	71,191	51,953

COLOMBIA	N°	GLA Total	GLA Third parties	GLA Related parties	N°	GLA Total	GLA Third parties	GLA Related parties
Local	2	34,604	14,991	19,613	2	34,604	14,991	19,613
Total	2	34,604	14,991	19,613	2	34,604	14,991	19,613

www.cencosud.com | 19

 Financial Retail Indicators5

CHILE	3Q15	4Q15	1Q16	2Q16	3Q16
Credit Card/ SAG-CAT[6]
Loan Portfolio (MM CLP)[7]	591,514	676,641	676,112	688,340	698,519
Provisions over Loans (%)[8]	6.2%	6.3%	6.3%	6.1%	6.1%
Write-offs (MM CLP)	19,268	25,414	9,322	17,110	26,589
% of Sales w/Credit Cards over Total Sales
Hypermarkets	15.1%	15.4%	13.7%	14.4%	13.9%
Supermarkets	5.5%	5.2%	4.7%	4.6%	4.6%
Department Stores	36.7%	35.9%	29.4%	34.4%	33.5%
Home Improvement	20.9%	22.3%	18.2%	18.4%	18.9%
Banco Paris
Loan Portfolio (MM CLP)[9]	10,597	10,419	10,280	10,173	9,930
Provisions over Loans (%)	1.5%	1.5%	1.5%	1.6%	1.5%
Write-offs (MM CLP)	2,921	2,921	-	-	-
ARGENTINA
Loan Portfolio (M ARS)	3,873,760	4,877,469	5,143,360	5,813,249	6,472,603
Provisions over Loans (%)[10]	3.4%	3.0%	3.7%	3.9%	3.9%
Write-offs (M ARS)	52,888	65,310	20,333	57,714	102,693
% of Sales w/Credit Cards over Total Sales
Supermarkets	9.5%	10.5%	9.4%	10.2%	9.7%
Home Improvement	22.6%	26.2%	24.1%	25.6%	26.3%
PERU[11]
Loan Portfolio (M PEN)	393,367	459,547	488,495	550,446	520,934
Provisions over Loans (%)	7.0%	6.4%	6.8%	7.5%	8.0%
Write-offs (M PEN)	43,776	59,531	16,847	34,236	57,661
% of Sales w/Credit Cards over Total Sales
Supermarkets	11.8%	12.2%	12.1%	13.8%	13.5%
Department Stores	34.2%	32.1%	35.4%	42.4%	37.9%
BRAZIL[12]
Loan Portfolio (M BRL)	480,459	492,146	496,935	489,013	492,579
Provisions over Loans (%)	5.6%	5.9%	6.3%	6.6%	4.8%
Write-offs (M BRL)	51,793	66,484	27,096	28,260	23,277
% of Sales w/Credit Cards over Total Sales
Supermarkets	46.6%	39.3%	39.2%	39.1%	38.8%
COLOMBIA
Loan Portfolio (MM COP)	663,831	679,146	681,690	692,891	731,819
Provisions over Loans (%)	7.9%	7.4%	7.5%	7.5%	7.0%
Write-offs (MM COP)	55,588	74,820	17,046	34,976	54,454
% of Sales w/Credit Cards over Total Sales
Supermarkets	12.4%	13.5%	13.2%	15.3%	15.0%
Home Improvement	6.3%	8.7%	7.8%	8.7%	9.7%

5 Write-offs correspond to write-off net from recovery and are presented accumulated as of the end of each quarter.
6 SAG-Cat is the new entity that holds the JV with Scotiabank in Chile.
7 Starting from June 2015, figures reported in SAG-CAT holds 100% of the JV with Scotiabank.
8 The ratio Provisions / Loan does not include CLP 9,782 million of anti-cyclical and contingency provisions of unused quotas registered by the end of September 2016.
9 Bank's loan portfolio only includes the mortgage loans that were left at Banco Paris after the completion of JV with Scotiabank.
10 Since March 2013 the ratio provisions/loans does not include anti-cyclical provisions. As of September 2016 no amount was registered.
11 Since June 2015 write-offs criteria was modified from 120 days to 150 days overdue.
12 Includes only Gbarbosa

www.cencosud.com | 20

Reconciliation of Non-IFRS Measures to (Profit/Loss)
This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes, EBITDA represents EBIT plus depreciation and amortization expense, Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us. We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies. A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	3Q16	3Q15%		9M 2016	9M 2015%
Profit (Loss)	34,949	-29,902	NA	230,345	35,205	554.3%
Net Financial Costs	74,085	57,694	28.4%	197,181	168,119	17.3%
Result from Indexation Units	3,768	7,405	-49.1%	12,020	15,896	-24.4%
Result from Exchange Variations	-1,803	77,627	NA	-46,417	107,143	NA
Income taxes	17,562	-10,985	-259.9%	106,433	-33,860	NA
Depreciation & Amortization	57,756	58,003	-0.4%	163,075	163,954	-0.5%
Revaluation of Investment Properties	-32,899	-22,296	47.6%	-116,995	-56,393	107.5%
Adjusted EBITDA	153,418	137,546	11.5%	545,642	400,064	36.4%

Quarter ended September 30, 2016 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso

Net Income	54,307	75,462	21,141	1,229	22,608	-139,798	34,949
Financial Expense (net)	0	0	0	0	0	74,085	74,085
Income Tax Charge	0	0	0	0	0	17,562	17,562
EBIT	54,307	75,462	21,141	1,229	22,608	-48,151	126,596
Depreciation and Amortization	37,328	2,044	5,926	7,648	812	3,999	57,756
EBITDA	91,635	77,505	27,067	8,877	23,420	-44,153	184,352
Exchange differences	0	0	0	0	0	-1,803	-1,803
Revaluation of Investment Properties	0	-32,899	0	0	0	0	-32,899
(Losses) gains from indexation	0	0	0	0	0	3,768	3,768
Adjusted EBITDA	91,635	44,607	27,067	8,877	23,420	-42,188	153,418

Nine-Months, ended September 30, 2016 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso

Net Income	204,899	246,475	79,855	5,385	56,489	-362,758	230,345
Financial Expense (net)	0	0	0	0	0	197,181	197,181
Income Tax Charge	0	0	0	0	0	106,433	106,433
EBIT	204,899	246,475	79,855	5,385	56,489	-59,144	533,959
Depreciation and Amortization	103,296	5,042	17,921	22,395	2,410	12,010	163,075
EBITDA	308,195	251,517	97,776	27,780	58,900	-47,134	697,034
Exchange differences	0	0	0	0	0	-46,417	-46,417
Revaluation of Investment Properties	0	-116,995	0	0	0	0	-116,995
(Losses) gains from indexation	0	0	0	0	0	12,020	12,020
Adjusted EBITDA	308,195	134,523	97,776	27,780	58,900	-81,531	545,642

www.cencosud.com | 21

Quarter ended September 30, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso

Net Income	49,758	72,771	17,652	-925	22,458	-191,615	-29,902
Financial Expense (net)	0	0	0	0	0	57,694	57,694
Income Tax Charge	0	0	0	0	0	-10,985	-10,985
EBIT	49,758	72,771	17,652	-925	22,458	-144,906	16,807
Depreciation and Amortization	33,225	1,828	9,375	8,635	823	4,117	58,003
EBITDA	82,983	74,598	27,027	7,710	23,281	-140,789	74,811
Exchange differences	0	0	0	0	0	77,627	77,627
Revaluation of Investment Properties	0	-22,296	0	0	0	0	-22,296
(Losses) gains from indexation	0	0	0	0	0	7,405	7,405
Adjusted EBITDA	82,983	52,302	27,027	7,710	23,281	-55,757	137,546

Nine-Months, ended September 30, 2015 (in millions of CLP)
Information by Segment	SM	SHOP	HI	DS	FS	Others	Conso

Net Income	189,176	192,372	85,167	3,541	46,951	-482,002	35,205
Financial Expense (net)	0	0	0	0	0	168,119	168,119
Income Tax Charge	0	0	0	0	0	-33,860	-33,860
EBIT	189,176	192,372	85,167	3,541	46,951	-347,743	169,464
Depreciation and Amortization	99,541	6,038	20,225	24,323	1,950	11,877	163,954
EBITDA	288,716	198,410	105,392	27,865	48,901	-335,866	333,418
Exchange differences	0	0	0	0	0	107,143	107,143
Revaluation of Investment Properties	0	-56,393	0	0	0	0	-56,393
(Losses) gains from indexation	0	0	0	0	0	15,896	15,896
Adjusted EBITDA	288,716	142,017	105,392	27,865	48,901	-212,827	400,064

www.cencosud.com | 22

Macroeconomic Information
End of Period Exchange Rate
	09/30/2016	09/30/2015	% change
CLP / USD	658.0	698.7	-5.8%
CLP / AR$	43.2	74.2	-41.8%
CLP / Colombian	0.23	0.23	0.0%
CLP / Peruvian Nuevo Sol	194.0	216.6	-10.4%
CLP / Brazilian Real	202.8	176.1	15.2%

Average Exchange Rate
	09/30/2016	09/30/2015	% change
CLP / AR$	44.3	71.8	-38.3%
CLP / Colombian	0.22	0.23	-4.3%
CLP / Peruvian Nuevo Sol	198.2	210.5	-5.9%
CLP / Brazilian Real	202.9	192.3	5.5%

Inflation
	3Q16	2Q16	3Q15	2Q15
Chile	3.10%	4.20%	4.60%	4.40%
Brazil	8.48%	8.84%	9.49%	8.89%
Peru	3.13%	3.34%	3.91%	3.54%
Colombia	7.27%	8.60%	5.35%	4.42%

www.cencosud.com | 23

Marisol Fernández
IRO
Tel +562 2959 0545
mariasoledad.fernandez@cencosud.cl

Natalia Nacif Senior IR Analyst Tel +562 2959 0368 natalia.nacif@cencosud.cl	Valentina Klein IR Analyst Tel +562 2200 4395 valentina.klein@cencosud.cl

Webcast & Teleconference Information
Wednesday, November 23rd, 2016
11:00 AM Chile & 09:00 AM EST

Participants Dial-IN
Chile toll free: 1230-020-0479
Toll free: 1-888-349-0108
International: 1-412-902-4201
Conference ID: CENCOSUD

Replay:
Toll free: 1-877-344-7529
International: 1-412-317-0088
Replay ID: 10096595

Webcast available at
http://investors.cencosud.com/Spanish/inversionistas/informacion-financiera/reportes-trimestrales/default.aspx

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Latin America’s general economic performance particularly that of countries where we have operations, the industry and international markets and are thus subject to change.